82-3470



ITC Limited

03003456
37 J. L. Nehru Road, Kolkata.   dia
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

SUPPL

13th January, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Dear Sirs,

Compliance with Corporate Governance requirements
under Clause 49 of the Listing Agreement

As required under the Listing Agreement, enclosed please find the Compliance Report for the quarter ended 31st December, 2002.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
        Division of Corporate Finance
        Office of International Corporate Finance
        Mail Stop 3-9
        450 Fifth Street
        Washington DC 20549
        U.S.A.

cc: Societe de la Bourse de Luxembourg
        11 Avenue de la Porte - Neuve
        L-2227 Luxembourg.

ITC Limited

Corporate Governance – for the Quarter ended 31st December, 2002

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/ Remarks)
(1)	(2)	(3)
Board of Directors	49 I A.	Yes
	49 I B.	Yes; There were no transactions requiring such disclosure during the financial year ended 31st March, 2002. Any such disclosure, if required, will be made in the Annual Report 2003.
Audit Committee	49 II	Yes
Remuneration of Directors	49 III A.	Yes
	49 III B.	Yes; such disclosure has been made in the Annual Report 2002.
Board Procedures	49 IV A.	Yes
	49 IV B.	Yes
Management	49 V A.	Yes
	49 V B.	Yes
Shareholders	49 VI A.	Yes; the Annual Report 2002 includes the required information on all the Directors of the Company, including those being appointed / re-appointed.
	49 VI B.	Yes
Shareholders/Investors Grievance Committee	49 VI C.	Yes
	49 VI D.	Yes
Report on Corporate Governance	49 VII	Yes; the Annual Report 2002 includes a separate section on Corporate Governance, including a certificate from the Auditors of the Company confirming compliance of conditions of Corporate Governance under Clause 49 of the Listing Agreement with Stock Exchanges.

Prepared by : A. Prasad

03 JAN 17 PM 7:21



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

13th January, 2003

The Secretary The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001	The Executive Director The Delhi Stock Exchange Association Ltd. DSE House 3/1, Asaf Ali Road New Delhi 110 002	The Manager Listing Bangalore Stock Exchange Ltd. Stock Exchange Towers 51, 1st Cross, J. C. Road Bangalore 560 027
The Executive Director Madras Stock Exchange Ltd. Exchange Building 11, Second Line Beach Chennai 600 001	The Dy. General Manager Corporate Relationship Dept. The Stock Exchange, Mumbai 1st floor, New Trading Ring, Rotunda Building, P. J. Towers Dalal Street, Fort Mumbai 400 001	The Secretary The Hyderabad Stock Exchange Ltd. 3-6-275, Himayatnagar Hyderabad 500 029
The Executive Director The Stock Exchange, Ahmedabad Kamdhenu Complex Panjarapole Ahmedabad 380 015	The Secretary Cochin Stock Exchange Ltd. MES Buildings, Dr. P. K.Abdul Gafoor Memorial Cultural Complex 36/1565, 4th floor, Judges Avenue Kaloor Cochin 682 017	The Secretary Pune Stock Exchange Ltd. 'Shivleela Chambers' 752, Sadashiv Peth R. B. Kumthekar Marg Pune 411 030
The Secretary The Uttar Pradesh Stock Exchange Association Ltd. Padam Towers 14/113, Civil Lines Kanpur 208 001	The Secretary National Stock Exchange of India Ltd. Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex, Bandra (East) Mumbai 400 051	

Dear Sirs,

Sub : Distribution of Shareholding as on Quarter ended 31st December, 2002

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding for the quarter ended 31st December, 2002 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on the EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Distribution of Shareholding as on quarter ended 31st December, 2002

	Category	No. of Shares held	Percentage of shareholding
A.	Promoter's Holding		
1.	Promoters		
	- Indian Promoters	Nil	Nil
	- Foreign Promoters	Nil	Nil
2.	Persons acting in Concert	Nil	Nil
	Sub-Total	Nil	Nil
B.	Non-Promoter's Holding		
3.	Institutional Investors		
a.	Mutual Funds and UTI	3,45,39,310	13.95
b.	Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions)	5,90,78,298	23.87
c.	Foreign Institutional Investors	2,47,50,363	10.00
	Sub-Total	11,83,67,971	47.82
4.	Others		
a.	Private Corporate Bodies	21,05,419	0.85
b.	Indian Public	3,51,65,051	14.21
c.	NRIs / OCBs	17,04,123	0.69
d.	Foreign Companies	8,04,35,870	32.50
e.	Foreign Nationals	16,049	0.01
f.	Depository for shares underlying GDRs	96,62,934	3.90
g.	Stock Exchanges	130	0.00
h.	Clearing Member Accounts	54,339	0.02
	Sub-Total	12,91,43,915	52.18
	GRAND TOTAL	24,75,11,886	100.00

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs)

No. of shares held	Percentage of shareholding
11,65,69,339	47.10 %



ITC Limited

LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 31ST DECEMBER, 2002

SL. NO.	NAME	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
	INSTITUTIONAL INVESTORS		
	(a) <u>Mutual Funds and UTI</u>		
1	UNIT TRUST OF INDIA	2,94,36,683	11.89
	(b) <u>Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)</u>		
2	LIFE INSURANCE CORPORATION OF INDIA	3,11,64,939	12.59
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	74,46,526	3.01
4	THE ORIENTAL INSURANCE COMPANY LIMITED	60,84,842	2.46
5	GENERAL INSURANCE CORPORATION OF INDIA	57,51,055	2.32
6	NATIONAL INSURANCE COMPANY LIMITED	50,02,494	2.02
7	UNITED INDIA INSURANCE COMPANY LIMITED	28,18,939	1.13
	OTHERS		
	(a) <u>Foreign Companies</u>		
8	TOBACCO MANUFACTURERS INDIA LIMITED	6,61,85,496	26.74
9	MYDDLETON INVESTMENT CO.LTD.	1,08,06,932	4.37
10	ROTHMANS INTERNATIONAL ENTERPRISES LIMITED	34,43,442	1.39
	(b) <u>Depository for shares underlying GDRs</u>		
11	CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR)	96,62,934	3.90

